Exhibit 19.1

INSIDER TRADING AND COMMUNICATIONS POLICY
DOCUMENT ID: ***	EFFECTIVE DATE: NOVEMBER 23, 2024	EXECUTIVE AUTHORITY: BOARD OF DIRECTORS

PURPOSE
Performant Healthcare, Inc.(the “Company”) has adopted this Insider Trading and Communications Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called insiders). The Company continues to be diligent in its efforts to retain its established reputation for integrity and ethical conduct, which it cannot afford to undermine.
SCOPE
This policy applies to all officers, employees, members of the Board of Directors, consultants and contractors of the Company and its subsidiaries (the “insider,” “Covered Individuals,” “you” or “your”).
RESPONSIBILITIES
1.The Board of Directors is responsible for annual review of this policy, as well as review and approval of any changes outside of annual review.
2.Officers of the Company may, from time to time, make non-substantive modifications to this policy (including, without limitation, substitution of the names of the appropriate contact persons within the Company) with subsequent notice to the Company’s Board of Directors.
3.Covered Individuals are required to acknowledge, electronically or in writing, their understanding of, and intent to comply with, this policy. This agreement will constitute each such person’s consent for the Company to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this policy. As a condition of continued employment or engagement all Covered Individuals must periodically acknowledge, either electronically or in writing, that they have read and agree to abide by this Policy.
DEFINITIONS
1.Insider trading means a Covered Individual who trades the Company’s shares based on nonpublic material information.
2.Material information is any information that a reasonable investor would consider important in deciding whether to buy, hold or sell securities of the Company or any other securities as to which the person receives information not available to investors generally. In short, “material information” includes any information that reasonably could affect the price of the Company’s securities or any other securities. Either positive or negative information may be material. It can be information about the Company or relate to one of its vendors or customers. Common examples of information that will frequently be regarded as material include, but are not limited to:

•Projections of future earnings or losses;
•Comments about future business plans or performance;
•News of a possible merger, acquisition, or divestiture;
•Significant new services or delays in new service introduction or development;
•Plans to raise additional capital through stock sales or otherwise;
•The gain or loss of a significant customer or significant change in the Company’s relationship with an existing customer or vendor;
•Changes in management;
•News of significant sale of assets;
•Developments concerning significant potential liabilities;
•Significant developments in major litigation
•Impending bankruptcy or financial liquidity problems; and
•Changes in dividend policies.

POLICY
The Company must be proactive in taking steps to adopt preventive policies and procedures covering securities trades by Company personnel, or the consequences could severely impact the Company, as well as its partners and investors.
Both the Securities and Exchange Commission (the “SEC”) and Congress are very concerned about maintaining the fairness and integrity of the U.S. capital markets. The securities laws are continually reviewed and amended to prevent people from taking advantage of “inside information” and to increase the punishment for those who do. These laws require publicly traded companies to have clear policies on insider trading.
1. Consequences
Insider trading is a breach of federal law in the United States. Insider trading violations can result in substantial civil and/or criminal penalties:
a. For Covered Individuals who trade on inside information (or tip information to others:
i.A jail term of up to 20 years (30 years in certain circumstances);
ii.A civil penalty of up to three times the profit gained, or loss avoided; and
iii.A criminal fine (no matter how small the profit) of up to $5 million.

b. For a company (as well as possibly any supervisory or “controlling” person) that fails to take appropriate steps to prevent illegal trading:
i.A civil penalty of the greater of $1 million or three times the profit gained, or loss avoided as a result of the Covered Individual’s violation; and
ii.A criminal penalty of up to $25 million.
In addition, plaintiffs may claim that Covered Individuals, or the Company are also liable to contemporaneous traders.
Further, if the Company has a reasonable basis to conclude that a Covered Individual has violated the Company’s Insider Trading and Communications Policy, whether or not knowingly, the Company may impose sanctions, including dismissal (or termination of contractor or assignment) for cause. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation (as well as the Company’s) and irreparably damage a career. Finally, the size of a transaction has no impact on potential insider trading liability. In the past, even relatively small trades (e.g., trades as small as $400) have resulted in SEC investigations and lawsuits.
2. No Trading When in Possession of Material Non-Public Information
If a Covered Individual has possession of material non-public information (often referred to as “inside information”) relating to the Company or any other securities as to which the person receives information not available to investors generally, it is the Company’s policy that neither that person nor any related person may buy or sell securities of the Company, make a gift of Company securities, or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information relating to any other company, including the Company’s customers or partners, obtained in the course of you rendering services to the Company or any subsidiary of the Company.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
3. 20/20 Hindsight
If your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.
4.Transactions by Family Members
The same restrictions apply to your immediate family members and others living in your household. You are responsible for the compliance of your immediate family and personal household.
5.Transactions of Non-Residents
The same restrictions apply regardless of whether a person is resident within the United States.

6.Do Not Pass Information to Others
Whether the information is proprietary information about the Company (or its vendor or customer) or information that could have an impact on its stock price, Covered Individuals must not pass the information on to others. It is illegal to advise others to trade on the basis of undisclosed material information. Liability in these cases can extend to both the person who received the information and the insider who disclosed the information and will apply whether or not either party derived any benefit from the other’s actions. You should not make recommendations to others concerning the purchase or sale of securities of the Company, its vendors, or customers.
7.When Information is Public
It is also improper for any Covered Individual to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. The Company imposes certain “trading blackouts” to ensure that the Company’s stockholders and the investing public will be afforded the time to receive the information and act upon it. These are discussed below under the heading “Trading Blackouts.” To avoid the appearance of impropriety, as a general rule, you should not engage in any transaction until at least two full trading days have passed following the release of the information. Thus, if an announcement were made after the market close on a Monday, Thursday generally would be the first day on which you would be able to trade.
8.Pre-Clearance of Trades of Company Stock
To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an employee engages in a trade while unaware of a pending major development), all members of the Board of Directors, officers and certain employees of the Company and its subsidiaries in a position to have access to material non-public information (as designated by, and communicated to, the Company’s Chief Financial Officer) must obtain pre-clearance in writing from the Company’s Chief Financial Officer (or, in the case of the Chief Financial Officer, pre-clearance in writing from the Company’s Chief Executive Officer) of transactions in Company securities (acquisitions, dispositions, transfers, gifts, etc. except for sell-to-cover RSU & PSU transactions to pay taxes due). These specified persons must submit a written request for pre-clearance of a transaction no later than three business days before the proposed date of execution of the transaction unless they obtain a waiver from the Audit Committee of the Board of Directors. These specified persons will be notified if they are subject to this pre-clearance clause. Pre-clearance is subject to a five (5) business day expiration and must be renewed by the applicant after five business days to be valid.
9.Trading Blackout Periods
From time to time, the Company may require that Covered Individuals suspend trading because of developments known to the Company and not yet disclosed to the public. During a special trading blackout period, Covered Individuals are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during the specified period and should not disclose to others the fact that they have been suspended from trading. The Company will also require the following mandatory trading blackout:

a. Earnings Trading Blackouts
All Covered Individuals will be subject to a stock trading blackout period beginning three weeks prior to the end of a fiscal quarter until three full trading days have passed after earnings for that quarter are released.
Of course, no trading should be done at any time that a Covered Individual is actually aware of a major undisclosed corporate development.
10. Options
Cash exercise of options may be done at any time. This policy also does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements which occur as a result of certain option exercises. Same-day-sales and exercises of options are subject to trading windows, as are any other market sale of shares subject to the option for the purpose of generating the cash needed to pay the exercise price of an option (known as a “sell to cover”).
11. Exception for Approved 10b5-1 Plans
Trades by Covered Individuals in the Company’s securities that are executed pursuant to an approved 10b5-1 trading plan (a “Trading Plan”) are not subject to the prohibition on trading on the basis of material non-public information contained in this Insider Trading and Communications Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.
SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. It does not prevent someone from bringing a lawsuit. This Insider Trading and Communications Policy permits Covered Individuals to adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s securities, including the exercise of options. Trading Plans are to be implemented only during open windows and when the Covered Individual is not aware of any material non-public information.
Any Trading Plan must comply with SEC Rule 10b5-1 and be approved in writing in advance by the Company’s Chief Financial Officer (or, in the case of the Chief Financial Officer, approved in writing in advance by the Company’s Chief Executive Officer) and the establishment of such a Trading Plan with respect to a Covered Individual may be publicly announced by the Company.
Establishing a Trading Plan does not exempt Covered Individuals from complying with the SEC’s Section 16 six-month short swing profit rules or liability.
12. Revocation/Amendments to Trading Plans
A Covered Individual may revoke his/her/their Trading Plan at any time, subject to the terms of the Covered Individual’s Trading Plan. However, if the Covered Individual terminates the Trading Plan after the first option exercise or stock sale, then the Covered Individual must cancel all outstanding Trading Plans and agree not to enter into another Trading Plan until six months after termination of the Trading Plan.

Under certain circumstances, a Trading Plan must be revoked. This includes circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Chief Financial Officer or his designee or any stock administrator of the Company is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.
Amendments to Trading Plans will not be allowed once the Trading Plan is in place except with the consent of the Board of Directors unless such amendment becomes effective not less than six months after the Covered Individual is bound by such amendment.
13. Post-Termination Transactions
This Insider Trading and Communications Policy will continue to apply to your transactions in Company securities even after your employment, board service, consulting or contracting services terminate. If you are in possession of material nonpublic information when your service to the Company or a subsidiary of the Company terminates, you may not trade in Company securities until that information has become public or is no longer material.
14. Additional Prohibited Transactions
Covered Individuals are not to engage in short-term or speculative transactions involving Company securities. Such trading can reflect negatively on the Company and Covered Individuals should not engage in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. Accordingly, it is the Company’s policy that Covered Individuals may not engage in any of the following activities with respect to securities of the Company, without prior written pre-clearance from the Company’s Chief Financial Officer or Chief Executive Officer:
a.     Director and Officer Cashless Exercise
In response to the restrictions set forth in the Sarbanes-Oxley Act of 2002, the Company will not arrange with brokers to administer cashless exercises on behalf of directors and officers of the Company.
Directors and officers of the Company may only utilize the cashless exercise feature of their options if:
i.The director or officer retains a broker independently of the Company;
ii.The Company’s involvement is limited to confirming that it will deliver the stock promptly upon payment of the exercise price; and

iii.The director or officer uses a “T+3” cashless exercise arrangement, in which the Company agrees to deliver stock against the payment of the purchase price on the same day the sale of the stock underlying the option settles. Under a T+3 cashless exercise, a stockbroker, the issuer, and the transfer agent of the issuer work together to make all transactions settle simultaneously (within three business days of the transaction). This approach is to avoid any inference that the Company has “extended credit” in the form of a personal loan to the director or executive officer. Any Covered Individual who has any questions about cashless exercises may obtain additional guidance from the Company’s Chief Financial Officer.
b.Director and Officer Trading During Pension and 401(k) Plan Blackout Periods –
If Company securities are available as an investment option or used as a Company match in the Company’s 401(k) plan, directors and officers of the Company are prohibited from trading Company securities during pension and 401(k) plan blackouts, if any, in response to the restrictions set forth in the Sarbanes-Oxley Act of 2002.
c.Trading in Securities on a Short-Term Basis
As a general rule, any Company securities purchased in the open market (i.e., not including stock purchased upon exercise of an employee stock option or under any employee stock purchase plan) should be held for a minimum of six months and ideally longer. The top executives and members of the Board of Directors of the Company are already subject to the SEC’s “short-swing” profit rule, which penalizes purchases and sales within any six-month period. Any Covered Individual who wishes to sell Company securities that were purchased in the open market and that have been owned less than six months must obtain prior written clearance from the Company’s Chief Financial Officer. You must submit a written request for pre-clearance of a transaction no later than three business days before the proposed date of execution of the transaction
d.Purchases of Company Securities on Margin
Refers to borrowing from a brokerage firm, bank, or other entity in order to buy Company securities (other than in connection with a so-called “cashless” exercise of options under the Company’s stock plans).
e.Short sales of Company Securities
Involves the selling of Company securities that you do not own in the expectation that the price of the securities will fall, or as part of an arbitrage transaction.
f.    Buying or selling puts or calls, or their equivalent positions, on Company securities
Includes options and derivatives trading on any of the stock exchanges or futures exchanges, including so-called “cashless collars.”

15. Confidential Information and Communications with the Media
All Insiders must protect the Company’s reputation, good name, brand identity, confidential information, and intellectual property in their communications. Insiders must follow the Company’s Code of Conduct and exemplify the Company values in all communications, including integrity, accountability, and respect and our commitment to consistently meeting or exceeding our customers' evolving needs and expectations.
Unauthorized disclosure of internal information relating to the Company (including information regarding facilities, products or services or the Company’s partners, vendors, or customers) could cause competitive harm to the Company and in some cases could result in liability for the Company.
a.Unauthorized Disclosure
Individuals should not disclose internal information about the Company to anyone outside the Company, except as required in the performance of regular duties for the Company. Insiders may only communicate Company confidential information to third parties that are under confidentiality obligations to the Company (e.g., under a non-disclosure agreement) and only to the extent the communication is required as part of the Insider’s normal job responsibilities. In this regard, Individuals are prohibited from posting internal information about the Company on a message board, comments section, social media outlet, or any other public or private online forum, communicating about the Company and its business in Internet-based “chat” rooms or blogs or having a blog that discusses the Company and its business.
b.Communications with the Media, Securities Analysts, and Investors
Communications on behalf of the Company with the media, securities analysts and investors must be made only by specifically designated representatives of the Company, as communications may be regulated by federal securities laws including but not limited to the SEC’s fair disclosure Regulation FD. Unless you have been expressly authorized to make such communications, if you receive any inquiry relating to the Company from the media, a securities analyst, or an investor, you should refer the inquiry to the Company’s Chief Financial Officer.
c.Safeguarding Confidential Information

Care must be taken to safeguard the confidentiality of internal information. For example, remote employees should ensure their work areas are secure, that their workstation is locked when not at their desk, and that all internal/confidential information is cleared from view outside of working hours. In the Company’s offices, sensitive documents should not be left lying on desks, and visitors should not be left unattended in Company’s offices containing internal/confidential information of the Company or its vendors and/or customers.
d.Rumors
Rumors concerning the business and affairs of the Company may circulate from time to time. The Company’s general policy is not to comment upon those rumors. Individuals should also refrain from commenting upon or responding to rumors and should refer any requests for comments or responses to the Company’s Chief Financial Officer.

e.Analyst Reports
The Company views analyst reports as the proprietary information of the analyst’s firm. The Company will not provide such reports on its corporate or other websites or through any other means to persons outside of the Company. Under no circumstances should anyone at the Company direct someone outside the Company to an analyst report, in part to avoid the appearance of endorsing such a report.
16. Company Assistance
Any person who has any questions about specific transactions may obtain additional guidance from the Company’s Chief Financial Officer.
Remember; however, you are ultimately responsible for adhering to this Insider Trading and Communications Policy and avoiding improper transactions. In this regard, it is imperative that you use your best judgment.
a. Section 16 Filings
While the Company expects to assist each officer and director subject to the SEC’s Section 16 reporting requirements (including immediate family members and others in their household) (collectively, “Section 16 Reporting Persons”) with such Section 16 filings, and expects such assistance to include form preparation for all Section 16 Reporting Persons other than those who do not require such assistance, the obligation to file Section 16 reports (Forms 3, 4 and 5) is a personal obligation of each such person, and the Company is not responsible for any failure to file accurate and timely Section 16 reports. Each Section 16 Reporting Person must ensure that his or her broker provides the Company with detailed information (trade date, number of shares, exact price) regarding every transaction involving the securities of the Company, including gifts, transfers, pledges, and all SEC Rule 10b5-1 transactions, both in connection with mandatory pre-clearance requirements for such Section 16 Reporting Persons and immediately following execution.
EXCEPTIONS
There are no exceptions to this policy.
POLICY ENFORCEMENT & MANAGEMENT RIGHTS
Anyone who fails to comply with this policy may be subject to disciplinary action up to and including termination.
Management reserves the right to use its discretion in applying this policy under special circumstances and the right to amend this policy at any time with or without notice.